Issuer Free-Writing Prospectus Filed
Pursuant to Rule 433
Dated February 14, 2008
Registration Statement No. 333-136173
Supplementing Prospectus Supplement
Dated February 13, 2008 and
Prospectus Dated August 3, 2007

DUKE REALTY CORPORATION

8.375% SERIES O CUMULATIVE REDEEMABLE PREFERRED SHARES

Final Term Sheet

Issuer:	Duke Realty Corporation (DRE)

Securities:	Depositary Shares Each Representing 1/10th of a 8.375% Series O Cumulative Redeemable Preferred Share (Par Value $0.01 Per Share) (Liquidation Preference Equivalent to $25.00 Per Depositary Share)

Size:	11,000,000 Depositary Shares

Over-allotment Option:	1,650,000 Depositary Shares (15%) at $25.00 per Depositary Share; the information in this Final Term Sheet does not give effect to the exercise of the Over-allotment Option

Type of Security:	SEC Registered - Registration Statement No. 333-136173

Public Offering Price:	$25.00 per Depositary Share; $275,000,000 million total

Underwriting Discounts and Commissions:	$0.7875 per Depositary Share; $8,662,500 total

Proceeds to the Company (before expenses):	$266,337,500 total

Underwriting:	Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Morgan Keegan & Company, Inc.
Greenwich Capital Markets, Inc.
Scotia Capital (USA) Inc.
Stifel, Nicolaus & Company, Incorporated
Wells Fargo Securities, LLC

Dividend:	Cumulative, at the rate of 8.375% of the Liquidation Preference per annum (equivalent to $2.09375 per annum per Depositary Share)

Redemption:	Callable at the issuer’s option on or after February 22, 2013 at $25.00 per Depositary Share

Settlement Date:	February 22, 2008 (T+ 5)

Payment Dates:	Quarterly on or about March 31, June 30, September 30 and December 31 of each year, beginning March 31, 2008

CUSIP; ISIN:	264411679; US2644116798

The issuer has filed a registration statement (including a prospectus and a prospectus supplement thereto) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling (i) Citigroup Global Markets Inc. toll-free at 1-877-858-5407, (ii) Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors); (iii) UBS Securities LLC toll-free at 1-888-722-9555 (ext. 1088), or (iv) Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.

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